MOI SOLICITORS
McCULLOUGH O'CONNOR IRWIN LLP

April 6, 2010

BY SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Rare Element Resources Ltd. (the "Company")- Filing of Final Prospectus

We refer to the final short form prospectus of the Company dated April 6, 2010 (the "Prospectus").

We hereby consent to the use of our firm name in the Prospectus, as set forth on page 2 of the Prospectus and under the heading "Legal Matters".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with the preparation of our opinion.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not relied upon for any other purpose.

Yours truly,

McCULLOUGH O'CONNOR IRWIN LLP

(signed) *"McCullough O'Connor Irwin LLP"*